CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
August 20, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

ASX/NASDAQ Media release	20 August 2008
12 MONTH PHASE 3 TRIAL FINDS BRONCHITOL SAFE IN BRONCHIECTASIS
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that the Phase 3 clinical trial evaluating the long term safety of Bronchitol in subjects with bronchiectasis has concluded with no serious adverse events attributed to the drug following 12 months of treatment.
A total of 123 subjects started treatment with 320 mg Bronchitol twice per day and 99 subjects completed the full 12 months of the trial. Of the 24 withdrawals, only seven were a result of adverse events (three related to lung infections and two related to cough).
The most common adverse events attributed to treatment were cough in 9% of the subjects and sore throat in 5%. Other reported adverse events related to treatment were infrequent, mild in severity and in most cases were a consequence of the underlying disease.
Pharmaxis CEO Alan Robertson said: “Pharmaxis intends to file a marketing application in Australia for Bronchitol as soon as possible now that this study has concluded satisfactorily.
“Bronchitol has created a great deal of interest among people suffering with bronchiectasis and we continue to respond to requests from trial participants and others interested in Bronchitol. We are looking forward to bringing Bronchitol to the market place and are delighted this trial has concluded successfully.”
This 12 month treatment period was an open label extension to a three month efficacy trial which reported in the second half of 2007.
The conclusion from this trial is that Bronchitol improves quality of life and mucus clearance following three months of treatment and is safe and well tolerated following 12 months of treatment. The open label component of the trial reported today supports the efficacy reported earlier in the blinded phase of the trial.
Bronchitol is being initially developed as a twice daily inhalation therapy for people with the incurable lung conditions bronchiectasis and cystic fibrosis.
It is estimated that more than 600,000 in the major pharmaceutical markets suffer from bronchiectasis and Pharmaxis expects Bronchitol to be the first targeted medication for this patient group in 20 years, addressing an important medical need. Total U.S. medical care expenditure is US$13,000 per bronchiectasis patient, double that of patients without the disorder; and an increased overall cost to the US health system of US$630 million.
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au

RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: August 20, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer